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                             April 4, 2023

       Kenneth Myszkowski
       Chief Financial Officer
       Arrowhead Pharmaceuticals, Inc.
       177 E. Colorado Blvd, Suite 700
       Pasadena, California 91105

                                                        Re: Arrowhead
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            Filed November 28,
2022
                                                            File No. 001-38042

       Dear Kenneth Myszkowski:

               We have reviewed your March 3, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments.
       Unless we note otherwise, our reference to the prior comment is to comments in our February 10,
       2023 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2022

       Notes to the Consolidated Financial Statements
       Note 2. Collaboration and License Agreements
       Joint Venture and License Agreement with Visirna Therapeutics, Inc. , page F-18

   1. We note your response to our prior comment two. Please explain your assertion that your contribution of
Licensed Products to the joint venture was between entities under common control. In this
regard, Visirna appears to have been incorporated by Vivo
                                                        Capital on January 25,
2022. It is therefore unclear how Visirna was considered an entity under common control at
the time of your initial investment on April 25, 2022.
 Kenneth Myszkowski
FirstName
ArrowheadLastNameKenneth        Myszkowski
             Pharmaceuticals, Inc.
Comapany
April       NameArrowhead Pharmaceuticals, Inc.
       4, 2023
April 24, 2023 Page 2
Page
FirstName LastName
       You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if
you have any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences